Exhibit 99.1

ENTRÉE GOLD MAILS AND FILES MEETING MATERIALS FOR PROPOSED
SPIN-OUT OF U.S. ASSETS, INCLUDING THE ANN MASON PROJECT
Vancouver, B.C., March 24, 2017 – Entrée Gold Inc. (“Entrée or the “Company”) (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA) is pleased to report that further to its news release of February 28, 2017, the Company has today filed and mailed the materials for its Annual General and Special Meeting (the “Meeting”) of shareholders, optionholders and warrantholders (collectively, the “Securityholders”) which describe, among other things, the proposed strategic reorganization of the Company’s business (the “Arrangement”).  The Company’s Information Circular (the “Circular”) and other Meeting materials are available on SEDAR at www.sedar.com and on the Company’s website at www.entreegold.com.
The Arrangement
At the Meeting, among other items of business including the annual election of directors, shareholders of Entrée (“Shareholders”), as well as Securityholders voting together as a single class, will be asked to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia). It is intended that, as part of the Arrangement, Shareholders will receive common shares of newly incorporated Mason Resources Corp. (“Mason Resources”) by way of a share exchange, pursuant to which each existing share of Entrée is exchanged for one “new” share of Entrée and 0.45 of a Mason Resources common share (the “Consideration”). Entrée will transfer to Mason Resources all of the issued and outstanding shares of Entrée U.S. Holdings Inc., which indirectly holds the Ann Mason copper-molybdenum project in Nevada (the “Ann Mason Project”) and the Lordsburg copper-gold property in New Mexico, along with US$8.75 million in cash.
There will be no change to Shareholders’ existing interests in Entrée.
The Plan of Arrangement calls for Entrée warrantholders to exchange their warrants for replacement warrants to acquire the same number of Entrée shares and 45% of that number of Mason Resources shares. Similarly, Entrée optionholders will exchange their options for replacement options to acquire the same number of Entrée shares and 45% of that number of Mason Resources shares. The exercise prices of the replacement warrants and options will be determined in accordance with the Plan of Arrangement.

The board of directors of Entrée (the “Board”) has unanimously determined that the Plan of Arrangement is fair and in the best interests of Entrée and its Securityholders and recommends that Securityholders vote FOR the Plan of Arrangement.
The Meeting
Entrée Shareholders, warrantholders and optionholders as of the record date of March 16, 2017 have the right to vote by proxy or in person at the Meeting to be held May 1, 2017 at 10:30 a.m. PDT at the offices of Borden Ladner Gervais LLP, 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia.
Benefits of the Arrangement
The Arrangement is expected to provide Securityholders with the following benefits, among others:
(a)
The Plan of Arrangement is expected to result in two, separate and focused, well-capitalized, debt-free entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile:

•
Mason Resources: The 100% owned Ann Mason deposit is currently the fourth largest undeveloped porphyry deposit in Canada and the U.S. by contained copper resources.  Located in the historic Yerington mining district in Nevada, the Ann Mason Project has excellent access to infrastructure and strong community support. Pre-Feasibility level metallurgical test work has been completed and the current mineral resource estimate constrained within the PEA-pit is classified 95% as Measured plus Indicated, with only 5% remaining as Inferred. Tremendous upside potential exists on the project through several earlier-stage copper-oxide and sulphide zones and numberous untested targets.  An updated Preliminary Economic Assessment (“PEA”) was recently filed summarizing these results.

•
Entrée: The Company will continue to hold its carried joint venture interest in a substantial prospective land package in Mongolia which includes two of the world class Oyu Tolgoi copper-gold deposits, Hugo North Extension and Heruga. The resources at Hugo North Extension include a Probable reserve, which is included in the fully financed $4.4 billion underground block cave currently under construction. Rio Tinto is the project operator for the entire Oyu Tolgoi project, including the underground block cave mine.

(b)	The Plan of Arrangement is expected to give scope to potential value accretive and synergistic acquisitions by each entity.
(c)	The Plan of Arrangement is expected to maximize Shareholder value by allowing the market to value Entrée's Mongolian assets independently of the U.S. based assets, including the Ann Mason Project.
(d)	It is expected that transferring the Ann Mason Project and Lordsburg property from Entrée to Mason Resources will accelerate development of the projects.
It is a condition of closing to the Arrangement that the Toronto Stock Exchange (“TSX”) has given conditional acceptance to the listing of the Mason Resources common shares. Listing will be subject to Mason Resources fulfilling all the listing requirements of the TSX. Mason Resources does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.
The Circular
The Circular contains, among other things, details concerning the Arrangement, reasons the Board has recommended the Arrangement, requirements for completion of the Arrangement, the procedure for receiving the Consideration under the Arrangement, how registered Shareholders may exercise their dissent rights, procedures for voting at the Meeting and other matters.  Securityholders  are urged to carefully review the Circular and accompanying materials as they contain important information regarding the Arrangement and its consequences to Securityholders.
YOUR VOTE IS IMPORTANT
How to Vote
A proxy or voting instruction form will accompany the Meeting materials you receive by mail (or electronically if you have enrolled for this service with Computershare). Instructions on how to vote, which vary depending on whether you are a Shareholder, an optionholder or a warrantholder, are provided in the Circular and the accompanying materials.
Securityholders are encouraged to vote before 10:30 a.m. PDT on April 27, 2017.

How to Receive the Consideration
If you are a registered Shareholder, we also encourage you to complete and return the letter of transmittal included in the Meeting materials (“Letter of Transmittal”) together with the certificate(s) (if any) representing your existing Entrée shares and any other required documents and instruments, to the depositary, Computershare. If you are a registered Shareholder, the Letter of Transmittal must be completed and returned to Computershare (regardless of whether your shares are represented by physical share certificates or held in a Direct Registration System (“DRS”) account) in order for you to exchange your existing shares for new Entrée shares and Mason Resources shares.  Provided you have completed and returned the Letter of Transmittal to Computershare in accordance with its instructions, once the Plan of Arrangement is completed new Entrée shares and Mason Resources shares will be issued and DRS statements representing such shares will be distributed to you. If you hold your Entrée shares through a broker or other intermediary, please contact that broker or other intermediary for instructions and assistance in receiving the Consideration in exchange for your Entrée shares.  Assuming that all conditions to completion of the Plan of Arrangement are satisfied, it is anticipated that the Plan of Arrangement will become effective on or about May 9, 2017.
QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée’s Vice President, Corporate Development, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi LLC joint venture property, see the Company’s technical report, titled “Lookout Hill Feasibility Study Update”, with an effective date of March 29, 2016, available on SEDAR at www.sedar.com and on the Company’s website. For further information on the Ann Mason Project, see the technical report titled “2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.”, with an effective date of March 3, 2017 available on SEDAR at www.sedar.com and on the Company’s website.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada. As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s. Additionally, Entrée has also been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada. The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major Shareholders, holding approximately 14%, 10% and 8% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Senior Manager, Investor Relations &
Corporate Communications
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com
This News Release contains forward-looking statements and forward-looking information (together, “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to corporate strategies and plans; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to Shareholders; potential financial and other benefits of spinning-out the U.S. projects; timing and approval for a spin-out of the U.S. projects; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; the potential development of Ann Mason; construction and continued development of the Oyu Tolgoi underground mine; potential discovery of new mineralized zones; plans for future exploration and development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.
While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.  Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, Entrée not obtaining Shareholder, Securityholder, court or regulatory approval of the Arrangement; the market valuing Entrée and Mason Resources in a manner not anticipated by Entrée; unanticipated costs, expenses or liabilities; all conditions precedent to the Plan of Arrangement not being satisfied or waived and the Plan of Arrangement not becoming effective; the size, grade and continuity of deposits and resource and reserve estimates not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled “Risk” in Entrée’s most recently filed Management’s Discussion & Analysis and in the section entitled “Risk Factors” in Entrée’s Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.